

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 9, 2009

Mr. Donald E. Graham
Chief Executive Officer
The Washington Post Company
1150 15th Street, NW
Washington DC 20071

   Re: **The Washington Post Company**
       Form 10-K for the Fiscal Year Ended December 28, 2008
       Filed February 26, 2009
       File No. 1-6714

Dear Mr. Graham:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

             Sincerely,

             Larry Spirgel
             Assistant Director